ENERGY TRANSFER LP

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

(214) 981-0700

December 14, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Energy Transfer LP
Registration Statement on Form S-3
Filed December 6, 2021
File No. 333-261503

Ladies and Gentlemen:

Energy Transfer LP, a Delaware Limited Partnership (the “Registrant”), hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement to 3:00 P.M., Washington, D.C. time, on December 16, 2021 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Kevin M. Richardson at (713) 546-7415.

Very truly yours,

ENERGY TRANSFER LP

By:	LE GP, LLC, its general partner

By:	/s/ Bradford D. Whitehurst
Bradford D. Whitehurst
Chief Financial Officer

Cc:    William N. Finnegan IV, Latham & Watkins LLP

Kevin M. Richardson, Latham & Watkins LLP